Exhibit 99.41

Torex Gold Provides 2026 Operational Guidance and Updated Five-year Production Outlook

Robust cash flow generation from gold, silver and copper supports capital allocation strategy

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - January 14, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) provides 2026 operational guidance as well as an updated five-year production outlook for the Morelos Complex. The Morelos Complex is a significant producer of gold, silver, and copper via a centralized processing facility with ore currently sourced from the ELG and Media Luna underground mines.

For this release, all references to production are prior to payable deductions (unless otherwise stated), while references to sales are after payable deductions.

TABLE 1: 2026 OPERATIONAL GUIDANCE

		2026 Guidance	Metal Prices
Production (prior to payable deductions)
Gold (“Au”)	oz	320,000 to 365,000	$4,000/oz
Silver (“Ag”)	koz	2,200 to 2,500	$45/oz
Copper (“Cu”)	mlb	60 to 65	$4.90/lb
Gold equivalent (“AuEq”)[1]	oz	420,000 to 470,000
Sales (after payable deductions)
Gold equivalent (“AuEq”)[1]	oz	410,000 to 460,000
Costs
All-in sustaining costs (“AISC”)[2,3]	$/oz AuEq	$1,750 to $1,850
Capital expenditures[2,4]
Sustaining	m$	$120 to $130
Non-sustaining	m$	$165 to $175

Total capital expenditures	m$	$285 to $305

1)

AuEq includes Au and gold equivalent values for Ag and Cu produced and sold calculated using the assumed production and metal prices referenced in the table. AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

2)

These measures are non-GAAPfinancial measures. Refer to “Non-GAAPFinancial Performance Measures” in the Company’s September 30, 2025 MD&A for further information and a detailed reconciliation. See also the Cautionary Notes to this press release.

a) AISCin 2025 averaged $1,732/oz AuEq sold through Q3.

b) Sustaining capital expenditures in 2025 totaled $75.1 million through Q3.

c) Non-sustaining capital expenditures in 2025 totaled $153.8 million through Q3.

3)	Guidance assumes a Mexican peso to U.S. dollar (“USD/MXN”) of 19:1.
4)	Sustaining and non-sustaining capital expenditures include drilling and exploration related expenditures (see Table 3).

Jody Kuzenko, President and CEO of Torex, stated:

“Following a strong close to 2025, we are carrying the momentum achieved over the last six months into 2026. We expect annual production to pick up significantly in 2026 with 420,000 to 470,000 gold equivalent ounces (“oz AuEq”) guided for the year.1 After payable deductions, sales are guided at 410,000 to 460,000 oz AuEq1, a marked step-up over payable production of the 376,586 oz AuEq delivered in 2025.2 The increase in production and sales relative to last year reflects a full year of production from the processing plant, achievement of steady-state mining rates at Media Luna by mid-year, and relatively consistent mining rates from ELG Underground. Production and sales are expected to remain largely consistent through at least 2030, with ongoing drilling success expected to continue to enhance and extend the production profile of Morelos beyond this time.

“All-in sustaining costs of $1,750/oz to $1,850/oz AuEq sold are guided for the year compared to $1,732/oz achieved through the first nine months of 2025. The modest increase over 2025 primarily reflects the impact of higher assumed metal prices on royalties, profit sharing, and temporary occupation agreement payments required for land access, as well as a modestly stronger USD/MXN. These impacts are partially offset by higher guided sales volumes and economies of scale at Media Luna given the ongoing ramp-up. Full-year guidance is predicated on metal prices of $4,000/oz Au, $45/oz Ag, and $4.90/lb Cu, which are 25%, 28%, and 13% higher than average market prices through the first nine months of 2025. Stronger metal prices are also forecast to lead to significant margin expansion, which in turn is expected to lead to significant free cash flow generation in 2026 and beyond.

“Another year of record investment in exploration and resource drilling is planned in 2026, with $77 million to be allocated across the Company’s expanded portfolio. While the bulk of the investment will continue to be directed at expanding resources and enhancing/extending the production profile at Morelos, $18 million is attributed to drilling and project studies at Los Reyes, with an additional $16 million to be invested across the Company’s suite of early-stage exploration properties in Nevada, USA and Chihuahua, Mexico. In total, 148,500 metres (“m”) of drilling is planned for 2026, including 113,500 m at Morelos.

“Capital expenditures are guided at $285 to $305 million, modestly higher than the $265 to $280 million guided in 2025, reflecting the impact of a full year of commercial production from Media Luna on sustaining capital expenditures in 2026. On the non-sustaining front, the Company plans to invest $100 to $105 million to bring Media Luna North (formerly EPO) into production by year-end 2026 as well as $65 to $70 million across the Morelos Complex, with the capital targeted at various productivity, reliability, and cost saving initiatives as operations at Media Luna transition from the ramp-up phase to the optimization phase.

“With the Morelos Complex firing on all cylinders and a robust metal price environment for Au, Ag, and Cu, Torex is well-positioned to deliver significant cash flow to deploy towards exploration and drilling, advancing organic growth opportunities at Los Reyes and Morelos, and returning capital to shareholders through a combination of dividends and buybacks, all while maintaining a very robust balance sheet. The clarity of our strategy coupled with our demonstrated execution capability will continue to maximize shareholder value in 2026 and for many more years to come.”

2026 PRODUCTION AND SALES GUIDANCE

Full-year production in 2026 is guided at 420,000 to 470,000 oz AuEq with sales guided at 410,000 to 460,000 oz AuEq.1 Guidance compares favourably to payable production of 376,586 oz AuEq achieved in 2025.2

Production on an individual metal basis in 2026 is guided at 320,000 to 365,000 oz Au (319,372 oz in 2025), 2,200 to 2,500 koz Ag (1,409 koz in 2025), and 60 to 65 million pounds (“mlb”) Cu (36.2 mlb in 2025).

The increase in AuEq production and sales volumes relative to 2025 reflects several factors including a full year of production from the processing plant compared to the one month shutdown required in 2025 to complete upgrades and tie-ins related to Media Luna, ramp-up of Media Luna to steady-state levels of 7,500 tpd by mid-year, and similar output from ELG Underground as delivered in 2025.

Quarterly production and sales are expected to be more balanced in 2026 than 2025 given a full year of production from the processing plant. As a result of the continued ramp-up of Media Luna through mid-year, production is expected to be slightly higher during the second half of the year than the first half. Approximately 70% of AuEq production in 2026 is expected to be contained in concentrate with the remainder in doré/other products.

2026 ALL-IN SUSTAINING COSTS GUIDANCE

All-in sustaining costs are guided at $1,750/oz to $1,850/oz AuEq sold for 2026 compared to the $1,732/oz AuEq sold achieved through the first nine months of 2025. The modestly higher costs relative to 2025 primarily reflects the impact of higher metal prices on royalties, profit sharing, and temporary occupation agreement payments required for land access, as well as a slightly stronger assumed USD/MXN, partially offset by higher guided sales volumes.

During the first nine months of 2025, market prices averaged $3,201/oz Au, $35.05/oz Ag, and $4.33/lb Cu while the USD/MXN averaged 19.5:1. These metal prices are significantly lower than metal prices assumed within 2026 guidance ($4,000/oz Au, $45/oz Ag, and $4.90/lb Cu). Applying the average market prices through the first nine months of 2025 to 2026 Au, Ag, and Cu production guidance, we estimate the midpoint of 2026 AISC guidance would be approximately $1,725/oz AuEq sold.

Efficiencies will continue to be achieved as Media Luna transitions from the ramp-up phase to the optimization phase. One such optimization planned in 2026 is the construction of an overland conveyor connecting the primary Guajes Tunnel conveyor to the Guajes crusher. The new conveyor is expected to reduce rehandling costs by over $1 per tonne of ore mined from Media Luna and has an estimated payback period of approximately three years. The new conveyor, expected to be commissioned by year end, is forecast to cost $9 million and is included in 2026 non-sustaining capital expenditures.

For comparison to other producers that report gold production and costs net of by-product credits, Torex estimates AISC on a by-product basis will be in the range of $1,190/oz to $1,240/oz Au sold assuming guided production of 320,000 to 365,000 oz Au. This compares to AISC on a by-product basis of $1,446/oz Au sold through the first nine months of 2025, with the year-over-year improvement driven by increases in by-product credits for Cu and Ag.

2026 CAPITAL EXPENDITURE GUIDANCE

Total capital expenditures in 2026 are guided at $285 to $305 million compared to $265 to $280 million guided in 2025. The modest increase year-over-year primarily reflects higher sustaining capital expenditures associated with a full year of commercial production from Media Luna.

TABLE 2: 2026 CAPITAL EXPENDITURES FORECAST

2026 Guidance
Sustaining capital expenditures
Sustaining	m$	$80 to $90
Leases	m$	$25
Drilling	m$	$15

Total sustaining	m$	$120 to $130

Non-sustaining capital expenditures
Media Luna North (formerly EPO)	m$	$100 to $105
Other	m$	$65 to $70

Total non-sustaining	m$	$165 to $175

Sustaining capital expenditures are guided at $120 to $130 million in 2026 compared to $105 to $110 million in 2025, with expenditures including $25 million in lease payments and $15 million allocated to drilling. The increase relative to 2025 reflects a full year of commercial production from Media Luna versus eight months in 2025. Sustaining capital expenditures (excluding lease payments) are expected to remain around similar levels over the next several years, with the potential for an additional $5 to $10 million per year when Media Luna North achieves commercial production in 2027.

Total non-sustaining capital expenditures are guided at $165 to $175 million in 2026, similar to the $160 to $170 million guided in 2025. The Company expects to invest $100 to $105 million to bring Media Luna North (formerly EPO) into production by year end with $65 to $70 million planned for smaller projects (including indirects) aimed at various optimization initiatives and other projects across the Morelos Complex.

At Media Luna North, the total project capital is now estimated at $108 to $113 million, including the $8 million of direct project expenditures in 2025. The increase relative to the September 2024 prefeasibility study estimate of $82 million includes $20 million of additional costs related to the decision to purchase the mining fleet (versus leasing in the prefeasibility study), with the remainder of the increase associated with minor mine design changes and inflation.

2026 DRILLING & EXPLORATION PLANS

Torex plans to invest $77 million in exploration and drilling in 2026, the largest investment in the history of the Company. A total of 148,500 m of drilling is planned this year, which includes the pending restart of drilling at Los Reyes as well as drilling across early-stage exploration properties in Nevada, USA and Chihuahua, Mexico.

TABLE 3: 2026 DRILLING AND EXPLORATION FORECAST

	2026 Budget (m$)	2026 Drilling (m)
By Asset
Morelos	$43	113,500
Los Reyes (including study costs)	$18	20,000
Gryphon and Medicine Springs	$12	10,000
Batopilasand Guigui	$4	5,000

Total	$77	148,500

By Expenditure[1]
Non-sustaining	$2	11,500
Sustaining	$14	58,000
Expensed	$61	79,000

Total	$77	148,500

1)

Sustaining and non-sustaining portions of drilling and exploration forecast included in full-year guidance for sustaining capital expenditures ($120 to $130 million) and non-sustaining capital expenditures ($165 to $175 million)

MORELOS PROPERTY

At the Morelos Property, $43 million is expected to be invested in drilling and exploration, in line with the levels invested in 2025. Similar to prior years, the bulk of the program will be centred around drilling at ELG Underground and the Media Luna Cluster, with incremental funds directed towards regional drilling at two higher priority regional targets, Atzcala and El Naranjo. In total, 113,500 m of drilling is planned across the Morelos Property in 2026.

•

ELG Underground: Targeting to replace and grow mineral reserves as well as expand mineral resources within the main mineralized trends. Approximately 36,000 m of drilling is planned for ELG Underground in 2026.

•

Media Luna Cluster: The primary focus of the program is on adding mineral reserves while expanding mineral resources at Media Luna and Media Luna North. Follow-up drilling is also planned at Media Luna East and Media Luna West as the Company seeks to identify potential new sources of feed for the processing plant. Approximately 62,500 m of drilling is planned for the Media Luna Cluster in 2026.

•

Morelos District: Exploration and drilling work will be conducted at Atzcala and El Naranjo, which are high priority regional targets, with the objective for both areas to define a mineralized footprint. Approximately 15,000 m of regional drilling is planned in 2026.

LOS REYES PROPERTY

The Company plans to invest $18 million at Los Reyes in 2026, which includes carrying out a 20,000 m drill program, completing a preliminary economic assessment by mid-year, and kicking off a prefeasibility study during the second half of the year. Drilling, once resumed when security conditions allow, will focus on expanding resources along the three main areas, Guadalupe, Z-T, and Central, as well as on upgrading resources supporting the technical, engineering, and design elements related to economic studies.

EARLY-STAGE EXPLORATION PROPERTIES

In Nevada, $12 million has been earmarked towards exploration and drilling across the Gryphon and Medicine Springs properties. A majority of the expenditures will be incurred at Gryphon where the Company has an option to earn-in to an initial 70% interest in the main property. A total of 10,000 m of drilling is planned across both properties in 2026, including 7,500 m at Gryphon.

In Chihuahua, $4 million is budgeted towards exploration and drilling, primarily at Batopilas, with early-stage targeting work planned at Guigui. Approximately 5,000 m of drilling is planned at Batopilas in 2026.

FIVE-YEAR PRODUCTION OUTLOOK (2026 THROUGH 2030)

The Company has enhanced its multi-year outlook to include production for Au, Ag, and Cu through 2030 and has revised the metal prices used to estimate AuEq production and sales to be in line with the same metal prices assumed within 2026 operational guidance.

Based on the multi-year outlook, the Company anticipates consistent production and sales through 2030, with drilling at ELG Underground and the Media Luna Cluster focused on enhancing and extending the production profile of the Morelos Complex. The relative increases in Ag and Cu production and corresponding decreases in Au production projected post-2026 reflect the metal mix that will be introduced with first production from Media Luna North planned for late 2026. The five-year production outlook does not include any potential production from Los Reyes.

TABLE 4: FIVE-YEAR GOLD EQUIVALENT PRODUCTION OUTLOOK FOR THE MORELOS COMPLEX

		2026	2027 to 2030	Metal Prices
Production
Gold	oz	320,000 to 365,000	300,000 to 345,000	$4,000/oz
Silver	koz	2,200 to 2,500	2,500 to 2,800	$45/oz
Copper	mlb	60 to 65	70 to 75	$4.90/lb
Gold equivalent[1]	oz	420,000 to 470,000	420,000 to 470,000	—
Sales
Gold equivalent[1]	oz	410,000 to 460,000	410,000 to 460,000	—

1)

AuEq production and sales within the Company’s five-year outlook (including 2026 guidance) assumes metal prices of $4,000/oz Au, $45/oz Ag, and $4.90/lb Cu. AuEq (oz) = Au (oz) + 1000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

At the midpoint of the outlook range over the next five years, approximately 74% of AuEq sales is expected to be attributed to Au, 20% to Cu, and the remainder Ag.

For context and comparison to the Company’s prior published five-year outlook, applying reserve metal pricing of $1,500/oz Au, $19/oz Ag, and 3.50/lb Cu, annual sales would be 480,000 to 530,000 oz AuEq. This current outlook (normalized for metal prices) compares favourably to the Company’s previous outlook which had assumed payable production (equivalent to sales) of 450,000 to 500,000 oz AuEq projected between 2026 and 2029.3

The improvement over the previous outlook reflects the impact of ongoing drilling success (specifically ELG Underground) as well as modestly higher throughput rates and recoveries within the processing plant, better reflecting the performance of the new infrastructure achieved through the second half of 2025.

SENSITIVITIES OF KEY PERFORMANCE METRICS TO COMMODITY PRICES AND CURRENCY

Table 5 provides a high-level sensitivity on key metrics (AuEq production, AISC, and cash flow) to changes in metal price assumptions (Au, Ag, and Cu) as well as movements in MXN relative to USD.

TABLE 5: SENSITIVITIES OF KEY METRICS TO MARKET-BASED DRIVERS1

	Payable Production (koz AuEq)	AISC ($/oz AuEq sold)	Net Cash Generated from Operating Activities
Au price (+/- $200/oz)	-/+ 5 koz	+/-$25/oz	+/-$45M
Ag price (+/- $5/oz)	+/- 3 koz	-/+ $10/oz	+/-$7M
Cu price (+/- $0.25/lb)	+/- 4 koz	-/+ $15/oz	+/-$10M
USD/MXN (+/- 1.00)	n/a	-/+ $35/oz	+/-$15M

1)	Refer to endnote 1.

CASH FLOW SEASONALITY

Similar to prior years, cash flow during the first quarter will be impacted by the payment of the 8.5% Mexican mining tax (accrued throughout the year and paid out the following March) and the year-end corporate income tax true-up. Taxes paid will be reflected in net cash generated from operating activities before changes in non-cash working capital. During the second quarter, net cash generated from operating activities will be impacted by the employee profit-sharing payment (“PTU”), which is accrued throughout the year and paid out in full in May of the following year.

ENDNOTES

1)

AuEq production and sales for both 2026 guidance and the Company’s five-year outlook assume metal prices of $4,000/oz Au, $45/oz Ag, and $4.90/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

2)

Full-year 2025 AuEq payable production based on average market prices of $3,432/oz Au, $40.03/oz Ag, and $4.51/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (40.03 / 3,432) x Ag (koz) + 1,000,000 x (4.51 / 3,432) x Cu (mlb).

3)

Previous payable AuEq production outlook between 2026 and 2029 assumed metal prices of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu (in line with the metal prices used to estimate year-end 2024 mineral reserves). AuEq (oz) = Au (oz) + 1,000 * (19.00 / 1,500) x Ag (koz) + 1,000,000 x (3.50 / 1,500) x Cu (mlb).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release, with respect to the Company’s mine production and payable metal production, including without limitation, the 2025 production guidance and the five-year production outlook, has been reviewed and approved by Johannes (Gertjan) Bekkers P.Eng., the Vice-President, Mines Technical Services for Torex Gold, and a qualified person (“QP”) under National Instrument (“NI”) 43-101. The technical and scientific information in this press release pertaining to historical metal production has been reviewed and approved by Miguel Pimentel Casafranca, P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a QP under NI 43-101.

CAUTIONARY NOTES

NON-GAAP FINANCIAL PERFORMANCE MEASURES

All-in sustaining costs per ounce of gold equivalent sold (“AISC”), sustaining capital expenditures, and non-sustaining capital expenditures are financial performance measures with no standard meaning under Generally Accepted Accounting Principles (“GAAP”) and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable financial measure that is disclosed in the primary financial statements of the Company to which AISC relates is production costs and royalties. The most directly comparable financial measure that is disclosed in the primary financial statements of the Company to which sustaining capital expenditures and non-sustaining capital expenditures relates is additions to property, plant, and equipment. Please refer to the “Non-GAAP

Financial Performance Measures” section (the “MD&A Information”) in the Company’s management’s discussion and analysis (the “MD&A”) for the quarter ended September 30, 2025, dated November 4, 2025, available on SEDAR+ at www.sedarplus.ca for further information with respect to AISC, sustaining capital expenditures, and non-sustaining capital expenditures and a detailed reconciliation of these non-GAAP financial performance measures with the most directly comparable measure under IFRS. The MD&A Information is incorporated by reference into this press release.

FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-Looking Information also includes, but is not limited to, statements regarding: operational guidance including the expectation that production will pick up significantly in 2026; the expected consistency of production and sales through to 2030; stronger metal prices forecast to lead to significant margin expansion and free cash flow generation; planned investments in exploration and drilling at Morelos, Los Reyes and across early-stage exploration properties in Nevada, USA and Chihuahua, Mexico; plans to bring Media Luna North (formerly EPO) into production by year-end 2026; future dividends and share buybacks; expected output at Media Luna and ELG Underground, including the timeline for achieving steady-state levels of 7,500 tpd at Media Luna; the expectation that quarterly production and sales will be more balanced in 2026 and that production will be higher during the second half of the year; estimated allocations of production and sales by metal and product; planned optimizations at Media Luna including the construction of an overland conveyor; capital expenditure guidance including the expectation that sustaining capital expenditures (excluding lease payments) will remain around similar levels over the next several years; timelines with respect to a preliminary economic assessment and prefeasibility study on Los Reyes; and the five-year production outlook. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) and MD&A or other unknown but potentially significant impacts. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses, and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are available filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.sedarplus.ca.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/280382